Exhibit (a)(1)(B)
[PSC LETTERHEAD]
LETTER OF TRANSMITTAL
Name of Optionholder:__________________________
     I have received the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated November 15, 2005 (the “Offer to Exchange”), including the exhibits thereto. All capitalized terms used in this Letter of Transmittal and not defined herein have the same meanings as in the Offer to Exchange.
     Upon the terms and subject to the conditions of the Offer, I understand that I may exchange all of my eligible options granted under the 1991 Plan in connection with the Solutions Purchase Agreement for a lesser number of replacement options granted under the 2001 Plan.

YES — I WISH TO PARTICIPATE IN THE OFFER
     Please read this Letter of Transmittal carefully. If you would like to participate in the Offer, sign below and send this Letter of Transmittal by mail, facsimile or hand delivery to Perot Systems Corporation, Attention: Terri Gibbons, Stock Plan Administrator, M/S D2420, 2300 West Plano Parkway, Plano, Texas 75075 (facsimile: 972-577-6088). If you elect to deliver this Letter of Transmittal by mail, the Company recommends that you use registered mail with return receipt requested. If you elect to deliver this Letter of Transmittal by facsimile, the Company recommends that you receive confirmation of receipt prior to the expiration of the Offer. Delivery by e-mail will not be accepted. You do not need to return any stock option agreements relating to the eligible options. Such stock option agreements will be automatically cancelled if we accept your eligible options for exchange and grant replacement options to you.
     The currently scheduled expiration date of the Offer is December 15, 2005. PSC must receive your properly completed and signed Letter of Transmittal by 6:00 p.m. Eastern Time on December 15, 2005, unless the Offer is extended by PSC, in which case must receive your properly completed and signed Letter of Transmittal by such later Election Deadline. No exceptions will be made to this deadline.
     By executing and delivering this Letter of Transmittal, I acknowledge and agree that:
•	PSC’s acceptance of all of my eligible options will constitute a binding agreement between PSC and myself upon the terms and subject to the conditions of the Offer. Upon PSC’s acceptance of my eligible options, all of my eligible options will be cancelled and exchanged for replacement options subject to the terms set forth in the Offer to Exchange;

•	The number of replacement options I will receive in exchange for my eligible options will be 90% of the total number of shares underlying my eligible options prior to the exchange. If there is any fractional number remaining after the number of replacement options is determined, the resulting number of replacement options will be rounded up to the nearest whole number. My replacement options will be granted under PSC’s 2001 Plan;

•	In order to participate in the Offer, I must (i) be an eligible employee continuously from the date the Offer commences (November 15, 2005) until the date my replacement options are granted (which is currently scheduled to occur on or about December 20, 2005) and (ii) hold eligible options, in each case, as described in the Offer to Exchange;

•	Upon the circumstances set forth in the Offer to Exchange, PSC may extend, terminate or amend the Offer and postpone its acceptance and cancellation of any eligible options; and

•	PSC has advised me to consult with my own legal, investment and tax advisors regarding questions concerning legal or tax implications or other investment-related questions.
     By signing and returning this Letter of Transmittal indicating that I elect to exchange my eligible options, I represent and warrant to PSC that:

•	I have full power and authority to elect to exchange the eligible options and, when and if the eligible options are accepted for exchange by PSC, they will be free and clear of all security interests, liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer, other than pursuant to applicable 1991 Plan documents, and the eligible options will not be subject to any adverse claims; and
•	upon request, I will execute and deliver any additional documents deemed by PSC to be necessary or desirable to complete the exchange of my eligible options.
     I hereby give up my entire ownership interest in my eligible options, which are listed below, and I understand that, if accepted by PSC, they will become cancelled simultaneously with the grant of my replacement options. I acknowledge that this election to participate in the Offer is entirely voluntary. I also acknowledge that this election will be irrevocable at 6:00 p.m. Eastern Time, on December 15, 2005, unless the Offer is extended by PSC, in which case the election will become irrevocable upon expiration of such extension.

Grant No.	Grant Date	Number of Options	Grant Price

I hereby elect to exchange all of my eligible options.

Signature of Employee	Date

     All questions as to the number of options to be accepted for exchange and the validity (including eligibility and time of election) and acceptance of any election to exchange eligible options will be determined by PSC in its sole discretion. PSC reserves the right to reject any or all options for which it determines elections were not properly made or it determines are unlawful to accept. PSC also reserves the right to waive any of the conditions of the Offer and any defect or irregularity in any election with respect to any particular eligible options or any particular employee, and PSC’s interpretation of the Offer (including these instructions) will be final and binding on all parties. No election to exchange eligible options will be deemed to be properly made until all defects and irregularities have been cured by the eligible employee or waived by PSC. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as PSC may determine. Neither PSC nor any other person is or will be obligated to give notice of any defects or irregularities in elections, nor will any of the foregoing incur any liability for failure to give such notice.